UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 7)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TIME INC.

(Name of Subject Company)

TIME INC.

(Name of Person Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

887228104

(CUSIP Number of Class of Securities)

Lauren Ezrol Klein

Executive Vice President, General Counsel and Corporate Secretary

225 Liberty Street

New York, NY 10281

(212) 522-1212

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William D. Regner

Michael A. Diz

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements Item 2 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Time Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2017 (together with any amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gotham Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Meredith”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”) filed by Meredith and Purchaser with the SEC on December 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the second paragraph under the heading “Tender Offer”:

“One minute after 11:59 p.m. (Eastern Time) on January 30, 2018, the Offer expired as scheduled and was not extended. Computershare Trust Company, N.A., the depository for the Offer, has advised that, as of the expiration time of the Offer, approximately 66,251,255 Shares (not including 1,995,909 shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 65.9% of the outstanding Shares. The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment and will promptly pay for all such Shares validly tendered into and not validly withdrawn from the Offer.

On January 31, 2018, promptly after the consummation of the Offer, in accordance with the Merger Agreement and Section 251(h) of the DGCL, Purchaser will be merged with and into the Company. In connection with the Merger, at the Effective Time, each Share not tendered pursuant to the Offer (other than Excluded Shares) will be converted automatically into and thereafter represent only the right to receive the Merger Consideration. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent. Following the Merger, all Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIME INC.

By:	/s/ Susana D’Emic
	Name:	Susana D’Emic
	Title:	Executive Vice President and Chief Financial Officer

Dated: January 31, 2018